EXHIBIT 99.1

B2Gold Reports Q2 2025 Results

Continued Strong Operating Performance Across All Three Operations Led to Higher Than Expected Gold Production and Lower than Expected Cash Costs in the Second Quarter of 2025

VANCOUVER, British Columbia, Aug. 07, 2025 (GLOBE NEWSWIRE) -- B2Gold Corp. (TSX: BTO, NYSE AMERICAN: BTG, NSX: B2G) (“B2Gold” or the “Company”) is pleased to announce its operational and financial results for the second quarter of 2025. All dollar figures are in United States dollars unless otherwise indicated.

2025 Second Quarter Highlights

  Gold production of 229,454 ounces: Consolidated gold production in the second quarter of 2025, including pre-commercial production from the Goose Mine, was 229,454 ounces, higher than expected. The Fekola, Masbate and Otjikoto mines all exceeded expected production in the second quarter, and the Company remains on track to meet its consolidated annual production guidance range. All three operations continue to meet or exceed gold production expectations to start the third quarter of 2025.

  Consolidated cash operating costs of $745 per gold ounce produced: Consolidated cash operating costs (see “Non-IFRS Measures”), excluding pre-commercial production from the Goose Mine, were $745 per gold ounce produced ($762 per gold ounce sold) during the second quarter of 2025. Cash operating costs per ounce produced for the second quarter of 2025 were better than expected as a result of lower than expected fuel costs and higher than expected gold production.

  Consolidated all-in sustaining costs of $1,519 per gold ounce sold: Consolidated all-in sustaining costs (see “Non-IFRS Measures”) were $1,519 per gold ounce sold during the second quarter of 2025. Consolidated all-in sustaining costs for the second quarter of 2025 were higher than expected as lower production costs per gold ounce sold and lower sustaining capital expenditures were offset by higher gold royalties resulting from a higher than expected average realized gold price and lower than expected ounces sold. The lower sales ounces were a result of the timing of shipments from the Company's Masbate and Fekola Mines, which were delivered and sold in July 2025.

  Attributable net income of $0.12 per share; adjusted attributable net income of $0.12 per share: Net income attributable to the shareholders of the Company of $154 million, or $0.12 per share; adjusted net income (see “Non-IFRS Measures”) attributable to the shareholders of the Company of $163 million, or $0.12 per share.

  Operating cash flow before working capital adjustments of $301 million: Cash flow provided by operating activities before working capital and long-term value-added tax adjustments was $301 million in the second quarter of 2025.

  Strong financial position and liquidity: At June 30, 2025, the Company had cash and cash equivalents of $308 million and working capital deficit (defined as current assets less assets classified as held for sale and current liabilities) of $19 million. Working capital at June 30, 2025 reflects the classification of the Company’s gold prepayment obligations as current liabilities. As of June 30, 2025, the full amount of the Company's $800 million revolving credit facility (“RCF”) was available for future draw downs.

  Inaugural gold pour achieved at the Goose Mine; ramp up to commercial production ongoing and expected to be achieved in the third quarter of 2025; estimated gold production of 120,000 to 150,000 ounces in 2025: With first gold achieved, as announced on June 30, 2025, focus now turns to continuing steady state operations and increasing throughput to full design capacity. The Company continues to estimate that gold production in calendar year 2025 will be between 120,000 and 150,000 ounces and that average annual gold production for the six year period from 2026 to 2031 inclusive will be approximately 300,000 ounces per year, based only on existing Mineral Reserves.

  Positive Feasibility Study on the Gramalote Project in Colombia announced; after-tax NPV (5%) of $941 Million with an after-tax IRR of 22.4% at a $2,500 per ounce gold price: On July 14, 2025, B2Gold announced positive Feasibility Study (“FS”) results on the Company’s 100% owned Gramalote Project. The FS for the Gramalote project indicates an initial life of project of 13 years, with average annual production of 227,000 ounces over the first five years. Based on the project economics, B2Gold has commenced the work of amending the existing mine plan and environmental permits which are currently in place for a larger-scale project. B2Gold currently anticipates the permit modification to the new medium-scale project reflected in the current FS could be completed over the next 12 to 18 months.

  Received approval to commence underground mining at Fekola: On July 30, 2025, the State of Mali granted approval for the Company to commence underground mining at the Fekola Mine. Subsequent to receipt of the approval, the Company commenced stope ore development and production at the Fekola underground, and Fekola underground ore that was stockpiled during the underground exploration development stage is currently being processed through the Fekola mill.

  Fekola Mine reaches production milestone of four million ounces of gold produced: Subsequent to June 30, 2025, the Fekola Mine achieved lifetime production of four million ounces of gold, seven years and ten months from construction completion.

  New Board of Director appointment: On August 6, 2025, Mary-Lynn Oke, CPA, was appointed to B2Gold's Board of Directors (the “Board”). Ms. Oke brings extensive corporate finance experience, and currently serves on the Boards of Directors of NexGold Mining Corp. and Jaguar Mining Inc.

  Q3 2025 dividend of $0.02 per share declared: On August 7, 2025, B2Gold's Board of Directors declared a cash dividend for the third quarter of 2025 of $0.02 per common share (or an expected $0.08 per share on an annualized basis), payable on September 23, 2025, to shareholders of record as of September 10, 2025.

Second Quarter 2025 Results

	Three months ended		Six months ended
	June 30,		June 30,
	2025	2024	2025	2024

Gold revenue ($ in thousands)	692,206	492,569	1,224,313	954,013
Net income (loss) ($ in thousands)	160,753	(34,777)	223,317	13,704
Earnings (loss) per share – basic(1) ($/ share)	0.12	(0.02)	0.16	0.01
Earnings (loss) per share – diluted(1) ($/ share)	0.10	(0.02)	0.14	0.01
Cash provided by operating activities ($ thousands)	255,081	62,432	433,869	773,159
Average realized gold price ($/ ounce)	3,290	2,343	3,104	2,202
Adjusted net income(1)(2) ($ in thousands)	162,839	78,449	284,689	159,952
Adjusted earnings per share(1)(2) – basic ($)	0.12	0.06	0.22	0.12
Consolidated operations results:
Gold sold (ounces)	210,384	210,228	394,382	433,206
Gold produced including pre-commercial production from the Goose Mine (ounces)	229,454	204,241	422,206	418,580
Gold produced excluding pre-commercial production from the Goose Mine (ounces)	228,762	204,241	421,514	418,580
Production costs ($ in thousands)	160,363	151,299	322,357	308,044
Cash operating costs(2)(4) ($/ gold ounce sold)	762	720	817	711
Cash operating costs(2)(4) ($/ gold ounce produced)	745	808	785	762
Total cash costs(2)(4) ($/ gold ounce sold)	1,132	877	1,123	857
All-in sustaining costs(2)(4) ($/ gold ounce sold)	1,519	1,244	1,525	1,296
Operations results including equity investment in Calibre(3):
Gold sold (ounces)	210,384	218,495	394,382	452,850
Gold produced including pre-commercial production from the Goose Mine (ounces)	229,454	212,508	422,206	438,224
Production costs ($ in thousands)	160,363	164,520	322,357	333,170
Cash operating costs(2)(4) ($/ gold ounce sold)	762	753	817	736
Cash operating costs(2)(4) ($/ gold ounce produced)	745	839	785	785
Total cash costs(2)(4) ($/ gold ounce sold)	1,132	908	1,123	879
All-in sustaining costs(2)(4) ($/ gold ounce sold)	1,519	1,267	1,525	1,308

(1) Attributable to the shareholders of the Company.
(2) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.
(3) Production from Calibre Mining Corp.'s ("Calibre") La Libertad, El Limon and Pan mines is presented on an approximate 24% basis until January 24, 2024 and 14% subsequently until June 20, 2024 which represented the Company’s indirect ownership interest in Calibre's operations through its equity investment in Calibre. On June 20, 2024, the Company reduced its ownership interest to approximately 4% and determined that it no longer had significant influence over Calibre and as a result, after June 20, 2024, no longer recorded attributable production representing its indirect ownership interest in Calibre's mines through an equity investment.
(4) Cash operating costs per gold ounce produced do not include the results of pre-commercial production from the Goose Mine. Pre-commercial production from the Goose Mine in the second quarter of 2025 was not sold during the period. As a result, there is no impact to metrics on a per gold ounce sold basis.

Liquidity and Capital Resources

B2Gold continues to maintain a strong financial position and liquidity. At June 30, 2025, the Company had cash and cash equivalents of $308 million (December 31, 2024 - $337 million) and working capital deficit (defined as current assets less assets classified as held for sale and current liabilities) of $19 million (December 31, 2024 – surplus of $321 million). Working capital at June 30, 2025, reflects the classification of the Company’s gold prepayment obligations as current liabilities. During the first half of 2025 the Company repaid $400 million on the Company's $800 million revolving credit facility, leaving $800 million remaining available for future draw downs, plus a $200 million accordion feature. Subsequent to June 30, 2025, on July 18, 2025, the Company drew down $200 million under the RCF which will be used to manage working capital requirements during the Company's delivery of ounces into its gold prepayment obligations over the 12-month period from July 2025 to June 2026.

Third Quarter 2025 Dividend

On August 7, 2025, the Board declared a cash dividend for the third quarter of 2025 (the “Q3 2025 Dividend”) of $0.02 per common share (or an expected $0.08 per share on an annualized basis), payable on September 23, 2025 to shareholders of record as of September 10, 2025.

The Company currently has a Dividend Reinvestment Plan (“DRIP”). For the purposes of the Q3 2025 Dividend, the Company has determined that no discount will be applied to calculate the Average Market Price (as defined in the DRIP) of its common shares issued from treasury. Beneficial shareholders who wish to participate in the DRIP should contact their financial advisor, broker, investment dealer, bank, financial institution, or other intermediary through which they hold common shares for instructions on how to enroll in the DRIP.

This dividend is designated as an "eligible dividend" for the purposes of the Income Tax Act (Canada). Dividends paid by B2Gold to shareholders outside Canada (non-resident investors) will be subject to Canadian non-resident withholding taxes.

The declaration and payment of future dividends and the amount of any such dividends will be subject to the determination of the Board, in its sole and absolute discretion, taking into account, among other things, economic conditions, business performance, financial condition, growth plans, expected capital requirements, compliance with B2Gold's constating documents, all applicable laws, including the rules and policies of any applicable stock exchange, as well as any contractual restrictions on such dividends, including any agreements entered into with lenders to the Company, and any other factors that the Board deems appropriate at the relevant time. There can be no assurance that any dividends will be paid at the intended rate or at all in the future.

For more information regarding the DRIP and enrollment in the DRIP, please refer to the Company's website at https://www.b2gold.com/investors/stock_info/.

This news release does not constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction nor will there be any sale of these securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such province, state or jurisdiction.

The Company has filed a registration statement relating to the DRIP with the U.S. Securities and Exchange Commission that may be obtained under the Company's profile on the U.S. Securities and Exchange Commission's website at http://www.sec.gov/EDGAR or by contacting the Company using the contact information at the end of this news release.

Operations

Fekola Complex – Mali

	Three months ended		Six months ended
	June 30,		June 30,
	2025	2024	2025	2024

Gold revenue ($ in thousands)	377,316	270,592	631,983	526,910
Gold sold (ounces)	115,184	115,288	202,992	239,116
Average realized gold price ($/ ounce)	3,276	2,347	3,113	2,204
Tonnes of ore milled	2,341,718	2,520,377	4,788,389	4,983,240
Grade (grams/ tonne)	1.84	1.51	1.57	1.57
Recovery (%)	91.2	92.8	91.1	92.7
Gold production (ounces)	126,361	111,583	220,166	230,724
Production costs ($ in thousands)	96,121	81,481	185,146	166,586
Cash operating costs(1) ($/ gold ounce sold)	834	707	912	697
Cash operating costs(1) ($/ gold ounce produced)	798	839	870	766
Total cash costs(1) ($/ gold ounce sold)	1,369	895	1,361	873
All-in sustaining costs(1) ($/ gold ounce sold)	1,721	1,258	1,815	1,351
Capital expenditures ($ in thousands)	53,379	53,179	117,382	133,741
Exploration ($ in thousands)	—	838	—	2,140

(1) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

The Fekola Mine in Mali (owned 80% by the Company and 20% by the State of Mali) produced 126,361 ounces of gold in the second quarter of 2025, above expectations. For the second quarter of 2025, mill feed grade was 1.84 grams per tonne ("g/t") gold, mill throughput was 2.34 million tonnes, and gold recovery averaged 91.2%.

The Fekola Mine’s cash operating costs (refer to “Non-IFRS Measures”) for the second quarter of 2025 were $798 per ounce produced ($834 per gold ounce sold). Cash operating costs per ounce produced for the second quarter of 2025 were lower than expected as a result of lower fuel costs, lower fleet maintenance costs and higher gold production due to above expected mill feed grades.

All-in sustaining costs (refer to “Non-IFRS Measures”) for the second quarter of 2025 were $1,721 per gold ounce sold, higher than expected. All-in sustaining costs for the second quarter of 2025 were higher than anticipated as lower than expected production costs per gold ounce sold and lower than expected sustaining capital expenditures were offset by higher gold royalties resulting from a higher than expected average realized gold price and lower than expected gold ounces sold. Gold royalties include higher revenue-based production taxes based on a sliding scale and revenue-based State of Mali funds applicable for the Fekola Mine, which became effective for the first time in March 2025. The lower sustaining capital expenditures for the second quarter of 2025 were mainly a result of timing of expenditures and are expected to be incurred later in 2025. Lower than expected gold sales were a result of timing and these ounces were shipped and sold in July 2025.

Capital expenditures in the second quarter of 2025 totalled $53 million primarily consisting of $22 million for deferred stripping, $17 million for Fekola underground development, $10 million for mobile equipment purchases and rebuilds and $4 million for the construction of a new tailings storage facility.

The Fekola Complex is comprised of the Fekola Mine (Medinandi permit hosting the Fekola and Cardinal open pits and Fekola underground), owned 80% by B2Gold and 20% by the State of Mali, and Fekola Regional (Anaconda Area (formerly the three separate Bantako, Menankoto and Bakolobi permits, now consolidated into one permit called Menankoto) and the Dandoko permit), which will be owned 65% by B2Gold and 35% by the State of Mali. Fekola Regional is located approximately 20 kilometers from the Fekola Mine.

On July 30, 2025, the State of Mali granted approval for the Company to commence underground operations, including stope ore production, at the Fekola Mine ("Underground Mining Approval"). Throughout 2024 and 2025, the Company has been carrying out underground exploration development work at the Fekola Mine in anticipation of the receipt of Underground Mining Approval. This includes more than 9,300 meters of development work plus the installation of all required underground mining infrastructure. Subsequent to receipt of the Underground Mining Approval, the Company commenced stope ore production at Fekola underground, and Fekola underground ore that was stockpiled during the underground exploration development stage is currently being processed through the Fekola mill. In 2025, the Company anticipates Fekola underground to contribute between 25,000 to 35,000 ounces of gold production, ramping up significantly in 2026 and subsequent years.

The development of Fekola Regional has the potential to enhance the Fekola Complex production profile and extend the mine life. Fekola Regional is anticipated to contribute approximately 180,000 ounces of additional annual gold production in its first four full years of production from 2026 through 2029, with a mine life expected to extend well into the 2030’s. The Company and the State of Mali have committed to work together to finalize the approval of the Fekola Regional exploitation permit in the near term, with permit approval expected prior to the end of the third quarter of 2025. Importantly, the haul road from Fekola Regional to the Fekola Mine is operational as construction of the haul roads and mining infrastructure (warehouse, workshop, fuel depot and offices) was completed on schedule in 2023. Upon issuance of the exploitation permits for Fekola Regional, mining pre-stripping activities will begin for a period of three months, followed by initial gold production now expected to commence in late 2025.

Despite the delay in expected commencement of mining at Fekola Regional, the Company still expects to meet its production guidance of between 515,000 and 550,000 ounces from the Fekola Complex in 2025. The Fekola Complex is projected to process 9.56 million tonnes of ore during 2025 at an average grade of 1.84 g/t gold with a process gold recovery of 93.4%. Gold production is expected to be weighted approximately 40% to the first half of 2025 and 60% to the second half of 2025.

The Company has updated its cash cost and all-in sustaining cost guidance ranges for the Fekola Complex to reflect the expected impact of lower than estimated fuel costs in 2025, and an increase in realized and expected gold prices for 2025 compared to a budgeted gold price of $2,250 per ounce, along with expected changes in the timing of receipt of the exploitation permit for Fekola Regional. Cash operating cost guidance for the Fekola Complex is now forecast to be between $740 and $800 per gold ounce (original guidance range of between $845 and $905 per ounce) and all-in sustaining cost guidance for the Fekola Complex is now forecast to be between $1,595 and $1,655 per ounce (original guidance range of between $1,550 and $1,610 per gold ounce).

Masbate Mine – The Philippines

	Three months ended		Six months ended
	June 30,		June 30,
	2025	2024	2025	2024

Gold revenue ($ in thousands)	132,698	109,083	262,091	208,050
Gold sold (ounces)	39,900	46,600	84,350	94,300
Average realized gold price ($/ ounce)	3,326	2,341	3,107	2,206
Tonnes of ore milled	2,191,599	2,043,057	4,469,631	4,212,519
Grade (grams/ tonne)	0.93	0.94	0.88	0.96
Recovery (%)	77.8	72.4	77.1	72.4
Gold production (ounces)	50,738	44,515	97,107	94,297
Production costs ($ in thousands)	34,468	37,602	72,484	80,373
Cash operating costs(1) ($/ gold ounce sold)	864	807	859	852
Cash operating costs(1) ($/ gold ounce produced)	801	876	816	854
Total cash costs(1) ($/ gold ounce sold)	1,086	955	1,052	983
All-in sustaining costs(1) ($/ gold ounce sold)	1,497	1,135	1,344	1,177
Capital expenditures ($ in thousands)	17,499	6,507	25,232	15,037
Exploration ($ in thousands)	531	928	951	1,749

(1) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

The Masbate Mine in the Philippines continued its strong performance with second quarter of 2025 gold production of 50,738, above expectations. For the second quarter of 2025, mill feed grade was 0.93 g/t gold, mill throughput was 2.19 million tonnes, and gold recovery averaged 77.8%.

The Masbate Mine's cash operating costs (see “Non-IFRS Measures”) for the second quarter of 2025 were $801 per ounce produced ($864 per gold ounce sold). Cash operating costs per ounce produced for the second quarter of 2025 were lower than expected as a result of higher than expected gold production as well as lower operating costs primarily due to lower diesel and heavy fuel oil cost.

All-in sustaining costs (refer to “Non-IFRS Measures”) for the second quarter of 2025 were $1,497 per gold ounce sold. All-in sustaining costs for the second quarter of 2025 were higher than expected as lower than expected production costs per gold ounce sold were offset by lower than expected gold ounces sold and higher gold royalties resulting from a higher than expected average realized gold price. Lower than expected gold ounces sold during the second quarter of 2025 was due to the timing of shipments, which were delivered and sold in July 2025.

Capital expenditures in the second quarter of 2025 totalled $17 million, primarily consisting of $6 million for deferred stripping, $4 million for a solar plant, $2 million for mobile equipment purchases and rebuilds and $3 million for land acquisitions.

The Masbate Mine in the Philippines is expected to produce between 170,000 and 190,000 ounces of gold in 2025. Gold production at Masbate is expected to be relatively consistent throughout 2025. Masbate is projected to process 8.0 million tonnes of ore at an average grade of 0.88 g/t gold with a process gold recovery of 79.9%. Mill feed will be a blend of mined fresh ore from the Main Vein pit and low-grade ore stockpiles.

The Company has updated its cash cost and all-in sustaining cost guidance ranges for the Masbate Mine to reflect the expected impact of lower than anticipated fuel costs in 2025 and an increase in realized and expected gold prices for 2025 compared to a budgeted gold price of $2,250 per ounce. Cash operating cost guidance for the Masbate Mine is now forecast to be between $850 and $910 per gold ounce (original guidance range of between $955 and $1,015 per ounce) and all-in sustaining cost guidance for the Masbate Mine is now forecast to be between $1,245 and $1,305 per ounce (original guidance range of between $1,310 and $1,370 per gold ounce).

Otjikoto Mine – Namibia

	Three months ended		Six months ended
	June 30,		June 30,
	2025	2024	2025	2024

Gold revenue ($ in thousands)	182,192	112,894	330,239	219,053
Gold sold (ounces)	55,300	48,340	107,040	99,790
Average realized gold price ($/ ounce)	3,295	2,335	3,085	2,195
Tonnes of ore milled	883,004	850,649	1,726,061	1,677,126
Grade (grams/ tonne)	1.84	1.79	1.90	1.76
Recovery (%)	98.7	98.6	98.8	98.5
Gold production (ounces)	51,663	48,143	104,241	93,559
Production costs ($ in thousands)	29,774	32,216	64,727	61,085
Cash operating costs(1) ($/ gold ounce sold)	538	666	605	612
Cash operating costs(1) ($/ gold ounce produced)	560	673	577	658
Total cash costs(1) ($/ gold ounce sold)	670	760	728	700
All-in sustaining costs(1) ($/ gold ounce sold)	825	1,044	869	1,000
Capital expenditures ($ in thousands)	4,709	11,706	8,316	25,519
Exploration ($ in thousands)	2,382	1,514	4,213	3,303

(1) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

The Otjikoto Mine in Namibia, in which the Company holds a 90% interest, continued to outperform during the second quarter of 2025, producing 51,663 ounces of gold, above expectations. For the second quarter of 2025, mill feed grade was 1.84 g/t gold, mill throughput was 0.88 million tonnes, and gold recovery averaged 98.7%.

Cash operating costs (refer to “Non-IFRS Measures”) for the second quarter of 2025 were $560 per gold ounce produced ($538 per ounce gold sold). Cash operating costs per ounce produced for the second quarter of 2025 were lower than expected as a result of higher than expected gold production, a weaker than expected Namibian dollar foreign exchange rate, lower mining fleet maintenance costs and lower than expected underground costs.

All-in sustaining costs (refer to “Non-IFRS Measures”) for the second quarter of 2025 were $825 per gold ounce sold. All-in sustaining costs for the second quarter of 2025 were lower than expected as a result of higher than expected gold ounces sold and lower than expected sustaining capital expenditures, partially offset by higher gold royalties resulting from a higher than expected average realized gold price. The lower sustaining capital expenditures for the second quarter of 2025 were mainly a result of timing of expenditures and are expected to be incurred later in 2025.

Capital expenditures for the second quarter of 2025 totalled $5 million, consisting mainly of $2 million for Wolfshag underground development and $1 million of mobile equipment rebuild costs.

The Otjikoto Mine in Namibia is expected to produce between 165,000 and 185,000 ounces of gold in 2025. Gold production at Otjikoto will be weighted towards the first half of 2025 due to the scheduled conclusion of open pit mining activities in the third quarter of 2025. For the full year 2025, Otjikoto is projected to process a total of 3.4 million tonnes of ore at an average grade of 1.63 g/t gold with a process gold recovery of 98.0%. Processed ore will be sourced from the Otjikoto pit and the Wolfshag underground mine, supplemented by existing ore stockpiles. Open pit mining operations are scheduled to conclude in the third quarter of 2025, while underground mining operations at Wolfshag are expected to continue into 2028. In addition to the economic potential of the Antelope deposit, exploration results received to date indicate the potential to extend underground production at Wolfshag past 2028.

The Company has updated its cash cost and all-in sustaining cost guidance ranges for the Otjikoto Mine to reflect the expected impact of lower than expected costs in 2025 and an increase in realized and expected gold prices for 2025 compared to a budgeted gold price of $2,250 per ounce. Cash operating cost guidance for the Otjikoto Mine is now forecast to be between $635 and $695 per gold ounce (original guidance range of between $695 and $755 per ounce) and all-in sustaining cost guidance for the Otjikoto Mine is now forecast to be between $965 and $1,025 per ounce (original guidance range of between $980 and $1,040 per gold ounce).

On February 4, 2025, the Company announced positive Preliminary Economic Assessment (“PEA”) results for the Antelope deposit. Based on the positive results from the PEA, B2Gold believes that the Antelope deposit has the potential to become a small-scale, low-cost, underground gold mine that can supplement the low-grade stockpile production during the period of 2028 to 2032 and result in a meaningful production profile for Otjikoto into the next decade. The PEA for Antelope indicates an initial mine life of five years and total production of 327,000 ounces averaging approximately 65,000 ounce per year over the life-of mine. In combination with the processing of existing low grade stockpiles, production from Antelope has the potential to increase Otjikoto Mine production to approximately 110,000 ounces per year from 2029 through 2032. The Company has approved an initial budget of up to $10 million for 2025 to de-risk the Antelope deposit development schedule by advancing early work planning, project permits, and long lead orders. Technical work including geotechnical, hydrogeological, and metallurgical testing is anticipated to be completed over the next several months. Cost and schedule assumptions will continue to be refined by working with suppliers and contractors, including running a competitive bid process for the development phase of the Antelope deposit. A development decision is expected in the third quarter of 2025.

The Inferred Mineral Resource estimate for the Antelope deposit that formed the basis for the PEA included 1.75 million tonnes grading 6.91 g/t gold for a total of 390,000 ounces of gold, the majority of which is hosted in the Springbok Zone. The Antelope deposit remains open along strike in both directions, highlighting strong potential for future resource expansion.

The PEA is preliminary in nature and is based on Inferred Mineral Resources that are considered too speculative geologically to have the engineering and economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the PEA based on these Mineral Resources will be realized. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Goose Mine - Canada

The Back River Gold District consists of eleven mineral claims blocks along an 80 kilometer (“km”) belt. The most advanced project in the district, the Goose Mine, has nearly completed its construction phase with first gold production achieved in June 2025. The Back River Gold District has significant gold resource endowment and is being developed into a large, long life mining complex by B2Gold’s management team which possesses the strong northern construction expertise and the experience needed to successfully ramp-up the Goose Mine.

B2Gold acknowledges our partner the Kitikmeot Inuit Association (“KIA”), who has played a critical role for many years to ensure the development of a successful gold mining operation at the Goose Mine. Respect and collaboration with the KIA is central to the license to operate in the Back River Gold District and will continue to prioritize developing the district in a manner that recognizes Inuit priorities, addresses concerns and brings long-term socio-economic benefits to the Kitikmeot Region. B2Gold looks forward to continuing to build on its strong collaboration with the KIA and Kitikmeot communities.

The 2025 winter ice road campaign was successfully completed one month ahead of schedule with the successful transport of over 4,000 loads and 80 million liters of fuel from the Marine Laydown Area to the Goose Mine in mid-April 2025.

Planned construction activities for the first half of 2025 have been completed on schedule, including:

  Completion of mining in the Echo pit and the commissioning of the pit as a tailings facility;
  Mining of Umwelt open pit commenced ahead of schedule, with full ramp up achieved during the second quarter of 2025;
  Development of Umwelt underground continued, including the completion and commissioning of Fresh Air Raise 1 and preparation for the development of Fresh Air Raise 2 in the second half of 2025, to support stope ore production in the third quarter of 2025;
  Commenced dewatering of the Llama pit into the primary fresh water pond and completion of water lines to provide freshwater and reclaim water to the mill; and
  Installed and commissioned generators to support commissioning of the Goose Mine processing facilities.

On June 30, 2025, B2Gold announced the inaugural gold pour from the Goose Mine after first ore was introduced to the Goose Mine processing facilities on June 24, 2025. The focus during the third quarter of 2025 will be to optimize current operations and increase throughput to full design capacity, with a ramp up to commercial production which is expected to be achieved in September 2025.

Development of the Umwelt open pit and underground mines remains a priority to ensure that adequate mill feed volumes are maintained. Mining of the Umwelt open pit, which commenced in December 2024, is currently meeting production targets. Dewatering of the Umwelt and Llama area water ponds is underway in line with the site water management plan. Underground development at Umwelt is being completed on schedule to support the commencement of high-grade stope ore production in the third quarter of 2025.

In the first half of 2025, the Company incurred cash expenditures of $238 million (C$335 million) for the Goose Mine on construction and development activities. Expenditures in the first half of 2025 included approximately $64 million (C$86 million) of sustaining costs pulled forward from the second half of 2025 which were accelerated in order to further de-risk the Goose Mine.

Capital expenditures for the second half of 2025 at the Goose Mine are expected to total approximately $176 million. Approximately $97 million would be classified as sustaining capital expenditures and $79 million would be classified as growth capital expenditures. Sustaining capital expenditures include $42 million deferred stripping and capitalized waste costs, $20 million for mining fleet, $24 million for powerhouse upgrades and $6 million for camp additions. Growth capital costs include:

  $53 million for mill and process plant upgrades and optimization;
  $11 million for mill expansion and wind farm study costs; and
  $15 million for infrastructure upgrades.

B2Gold continues to estimate that gold production in 2025 will be between 120,000 and 150,000 ounces, and that average annual gold production for the initial full six years of operations (2026 to 2031 inclusive) will be approximately 300,000 ounces per year, based only on existing Mineral Reserves. Post-commercial production cash operating costs for the Goose Mine in 2025 are forecast to be between $1,520 and $1,580 per gold ounce produced, and post-commercial production all-in sustaining costs for the Goose Mine are forecast to be between $1,940 and $2,000 per ounce sold. Cash operating costs and all-in sustaining costs are forecast to drop significantly once the operation is ramped up to full operating capacity. As per the Company's Goose Mine Technical Report filed on March 28, 2025, cash operating costs and all-in sustaining costs are forecast to be below $1,000 per ounce and below $1,400 per ounce, respectively, when the Goose Mine achieves steady state production.

Significant exploration potential remains across the Back River Gold District. B2Gold’s corporate exploration budget is $61 million in 2025, with a total of $32 million budgeted for exploration at the Back River Gold District. B2Gold’s exploration programs have been successful in upgrading a significant portion of the Inferred Mineral Resources to Indicated Mineral Resources, and the Company is optimistic that it can successfully upgrade a large portion of the Inferred Mineral Resources to Indicated Mineral Resources.

Optimization Studies

B2Gold is pursuing multiple optimization studies for the Goose Mine with the goal of maximizing the long-term value of the Back River Gold District, including:

  Evaluating a flotation / concentrate leach process as a potential option to increase gold recovery and reduce operating costs;
  Evaluating the installation of a SAG mill to be paired in conjunction with the existing 4,000 tonnes per day (“tpd”) ball mill, which could potentially expand mill throughput capacity up to 6,000 tpd. The Goose Mine is currently permitted for mill throughput of up to 6,000 tpd, so no amendment to the project certificate would be required if throughput expansion was pursued;
  Evaluating the viability of constructing and running the Goose Mine winter ice road on a less than annual basis;
  Evaluating underground mining methods and the potential to exceed the planned production from the Umwelt underground by increasing the mine production rate through development of more active production levels, and consideration of alternate mine methods to both lower costs and capture additional existing Mineral Resources into the mine plan; and
  Assessing the feasibility of remote operation of surface and underground equipment as it presents an opportunity to optimize production efficiencies and reduce employee transportation costs.

The results of these studies are expected to be finalized in late 2025 or early 2026, at which point the Company will evaluate the economics of each option and pursue the desired choice.

In connection with these studies, B2Gold will be reviewing any regulatory requirements and engaging with the KIA and local communities to ensure any optimization of the Goose Mine provides benefits to all stakeholders.

Gramalote Project Development

The Gramalote Project is located in central Colombia, approximately 230 km northwest of Bogota and 100 km northeast of Medellin, in the Province of Antioquia, which has expressed a positive attitude towards the development of responsible mining projects in the region.

Following consolidation of the project ownership, B2Gold completed a detailed review of the Gramalote Project, including the higher-grade core of the mineral resource, facility size and location, power supply, mining and processing options, tailings design, resettlement, potential construction sequencing and camp design to identify potential cost savings to develop a medium-scale project.

On July 14, 2025, the Company announced the results of a 2025 Gramalote FS which demonstrated that the Gramalote Project has a meaningful production profile, favorable metallurgical characteristics and positive project economics. The study assumes a mill with an annual processing rate of 6.0 million tonnes per annum, an initial open pit mine life of 11 years, and a processing life of 13 years. The study shows average annual grade processed over the first five years of 1.23 g/t gold, with a life of mine grade of 0.96 g/t gold and average annual gold production over the first five years of 227,000 ounces per year, with life-of-mine average annual gold production of 177,000 ounces per year. Financial results include all-in- sustaining costs of $985 per ounce over the life of the project, with an after-tax net present value of $941 million and an internal rate of return of 22.4% assuming a $2,500 per ounce gold price.

Due to the desired modifications to the processing plant and infrastructure locations, a Modified Work Plan and Modified Environment Impact Study are required. B2Gold has commenced work on the modifications and expects them to be completed and submitted in late 2025 and early 2026, respectively. Assessment of the Gramalote Project remains ongoing. B2Gold anticipates the permit modification time frame should be approximately 12 to 18 months. If B2Gold makes the decision to develop the Gramalote Project as an open pit gold mine, B2Gold would utilize its proven internal mine construction team to build the mine and mill facilities.

The Gramalote Project will continue to advance resettlement programs, establish coexistence programs for small miners, work on health, safety and environmental projects and continue to work with the government and local communities on social programs.

Outlook

The Company is pleased with its positive second quarter of 2025 operating and financial results. The Company is on track to meet its 2025 total gold production guidance of between 970,000 and 1,075,000 ounces. The Fekola Complex, Masbate Mine, and Otjikoto Mine continue to outperform production expectations and on June 30, 2025 the Company completed the first gold pour from its new Goose Mine in Nunavut. The Goose Mine is expected to ramp up quickly and achieve commercial production in September 2025 and contribute between 120,000 and 150,000 ounces of gold in 2025. Looking forward, over the first six full calendar years of operation from 2026 to 2031 inclusive, the Goose Mine is estimated to contribute average annual gold production of approximately 300,000 ounces of gold per year, based only on existing Mineral Reserves.

The price of gold realized per ounce continues to significantly exceed the original 2025 budgeted gold price of $2,250 per ounce, enhancing the Company’s cash generating activities. The Company remains in a strong financial position and is well placed to complete its budgeted capital and exploration activities for 2025, manage its financial commitments and continue to pay a dividend with a yield that puts the Company at the higher end of its peer group.

The Company has updated its consolidated cash cost guidance range to reflect the expected impact of lower than estimated fuel costs in 2025 and forecast results from the Goose Mine in the second half of 2025. Consolidated cash operating cost guidance for the Fekola Complex, Masbate Mine and Otjikoto Mine for 2025 is now forecast to be between $740 and $800 per gold ounce (lower than the previous guidance range of between $835 and $895 per gold ounce). With the inclusion of the post-commercial production estimates for the Goose Mine (commercial production expected in September 2025), consolidated cash operating cost guidance is now forecast to be between $795 and $855 per ounce. Consolidated all-in sustaining cost guidance for the Fekola Complex, Masbate Mine and Otjikoto Mine for 2025 remain unchanged, with a guidance range of between $1,460 and $1,520 per ounce. With the inclusion of the post-commercial production estimates for the Goose Mine (commercial production expected in September 2025), consolidated all-in sustaining cost guidance is forecast to be between $1,490 and $1,550 per ounce sold.

The Company has made significant progress in the development and enhancement of existing operations, which continues to be an area of focus. The recent approval for commencement of mining activities at Fekola underground demonstrates the ongoing commitment of both the Company and the State of Mali to implement the matters laid out in the Memorandum of Understanding (the “MOU”) entered into in September 2024. Our next key milestone under the MOU is the receipt of an exploitation permit for Fekola Regional which is expected prior to the end of the third quarter of 2025.

At the Goose Mine, the Company is pursuing multiple optimization studies, including one study to analyze the potential to increase mill throughput from 4,000 tpd potentially up to 6,000 tpd, and a separate study analyzing the implementation of a flotation / concentrate leach process which has the potential to increase gold recovery and reduce processing unit costs. The Goose Mine is currently permitted for mill throughput of up to 6,000 tpd, so no amendment to the Project Certificate would be required if the Company pursues the mill throughput expansion. The results of these studies are expected to be finalized in late 2025 / early 2026. Once the studies are completed, the Company will evaluate the economics of each option and pursue the desired choice.

In Namibia and based on the positive PEA results for the Antelope deposit at the Otjikoto Mine released in February 2025, B2Gold believes that the Antelope deposit has the potential to become a small-scale, low-cost underground gold mine that can supplement the low-grade stockpile production during the period from 2028 to 2032 and result in meaningful production profile for Otjikoto into the next decade.

We continue to assess development opportunities and projects where we can deploy our proven internal mine construction team. Development opportunities being assessed include our 100% owned Gramalote Project. The Company recently completed a feasibility study for the Gramalote Project in Colombia which demonstrated positive economics. The feasibility study included modifications to the processing plant and infrastructure locations and therefore a Modified Work Plan and Modified Environmental Impact Study will also be required. Work on the modifications to the work plan and environmental study are well advanced and the Company expects them to be completed and submitted in the near-future. Assessment of the Gramalote Project remains ongoing and any construction decision is not expected until late 2026 or early 2027.

Exploration also remains a key focus as B2Gold seeks to both expand its mineral reserve and mineral resource base at its existing operations as well as seeking out greenfield opportunities, including strategic investments in prospective junior exploration companies.

The Company's ongoing strategy is to continue to maximize responsible profitable production from its existing mines, maintain a strong financial position, realize the potential increase in gold production from the Company's existing development projects, continue exploration programs across the Company's robust land packages, evaluate new exploration, development and production opportunities and continue to return capital to shareholders.

Mary-Lynn Oke, CPA, Appointed to B2Gold’s Board of Directors

On August 6, 2025, Mary-Lynn Oke was appointed to B2Gold's Board of Directors.

Kelvin Dushnisky, Chair of the Board of B2Gold, commented, “On behalf of the Board, we are delighted to welcome Mary-Lynn Oke to the B2Gold Board. Mary-Lynn's extensive experience in financial management and deep understanding of the mining sector will be a valuable asset as the Company continues to execute on its long-term strategic objectives.”

Mary-Lynn Oke has over 25 years of experience spanning corporate finance, taxation, treasury, and senior leadership roles. Ms. Oke was previously with Hudbay Minerals Inc., where she was the Vice President, Finance Global Operations and the Chief Financial Officer for its Canadian Business Operations. Ms. Oke currently serves on the Boards of Directors of NexGold Mining Corp. and Jaguar Mining Inc. In addition to her board roles, Ms. Oke provides senior financial and strategic advisory services to organizations, helping them enhance operational efficiency and business performance. Ms. Oke holds an Honours Bachelor of Arts in Business Administration from the Richard Ivey School of Business and is a Chartered Professional Accountant.

Second Quarter 2025 Financial Results - Conference Call Details

B2Gold executives will host a conference call to discuss the results on Friday, August 8, 2025, at 8:00 am PT / 11:00 am ET.

Participants may register for the conference call here: registration link. Upon registering, participants will receive a calendar invitation by email with dial in details and a unique PIN. This will allow participants to bypass the operator queue and connect directly to the conference. Registration will remain open until the end of the conference call. Participants may also dial in using the numbers below:

  Toll-free in U.S. and Canada: +1 (833)-821-2803
  All other callers: +1 (647)-846-2419

The conference call will be available for playback for two weeks by dialing toll-free in the U.S. and Canada: +1 (855)-669-9658, replay access code 1475370. All other callers: +1 (412)-317-0088, replay access code 1475370.

About B2Gold

B2Gold is a responsible international senior gold producer headquartered in Vancouver, Canada. Founded in 2007, today, B2Gold has operating gold mines in Canada, Mali, Namibia and the Philippines, and numerous development and exploration projects in various countries. B2Gold forecasts gold production of between 970,000 and 1,075,000 ounces in 2025.

Qualified Persons

Bill Lytle, Senior Vice President and Chief Operating Officer, a qualified person under NI 43-101, has approved the scientific and technical information related to operations matters contained in this news release.

Andrew Brown, P. Geo., Vice President, Exploration, a qualified person under NI 43-101, has approved the scientific and technical information related to exploration and mineral resource matters contained in this news release.

ON BEHALF OF B2GOLD CORP.

“Clive T. Johnson”
President and Chief Executive Officer

Source: B2Gold Corp.

The Toronto Stock Exchange and NYSE American LLC neither approve nor disapprove the information contained in this news release.

Production results and production guidance presented in this news release reflect the total production at the mines B2Gold operates on a 100% basis. Please see our most recent Annual Information Form for a discussion of our ownership interest in the mines B2Gold operates.

This news release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation, including: projections; outlook; guidance; forecasts; estimates; and other statements regarding future or estimated financial and operational performance, gold production and sales, revenues and cash flows, and capital costs (sustaining and non-sustaining) and operating costs, including projected cash operating costs and all-in sustaining costs, and budgets on a consolidated and mine by mine basis, which if they occur, would have on our business, our planned capital and exploration expenditures; future or estimated mine life, metal price assumptions, ore grades or sources, gold recovery rates, stripping ratios, throughput, ore processing; statements regarding anticipated exploration, drilling, development, construction, permitting and other activities or achievements of B2Gold; and including, without limitation: remaining well positioned for continued strong operational and financial performance in 2025; projected gold production, cash operating costs and all-in sustaining costs (on a consolidated and mine by mine basis in 2025 for the Fekola Complex, the Otjikoto Mine, the Masbate Gold Project and the Goose Mine; total consolidated gold production of between 970,000 and 1,075,000 ounces in 2025, with cash operating costs of between $740 and $800 per gold ounce ($795 and $855 per gold ounce when including the post-commercial production estimates for the Goose Mine in the guidance range) and all-in sustaining cost guidance of between $1,460 and $1,520 per gold ounce ($1,490 and $1,550 per gold ounce when including the post-commercial production estimates for the Goose Mine in the guidance range); continued prioritization of developing the Goose Mine in a manner that recognizes Indigenous input and concerns and brings long-term socio-economic benefits to the area; the Goose Mine producing between 120,000 and 150,000 ounces in 2025 and approximately 300,000 ounces of gold per year for the first full six years of production; the potential ramp-up to commercial production by the end of the third quarter of 2025; the commencement of high-grade stope ore production at Umwelt underground development in the third quarter of 2025; Fekola underground contributing between 25,000 to 35,000 ounces of gold production in 2025, ramping up significantly in 2026 and subsequent years; the receipt of the exploitation permit for Fekola Regional and Fekola Regional production expected to commence prior to the end of the third quarter of 2025; Fekola Regional contributing approximately 180,000 ounces of additional annual gold production in its first four full years of production from 2026 through 2029, with a mine life expected to extend well into the 2030’s; the potential for the Antelope deposit to be developed as an underground operation and contribute up to 65,000 per year during the low-grade stockpile processing in 2029 through 2032 and the Otjikoto Mine producing an average of approximately 110,000 ounces per year during that period;; the potential to develop the Gramalote Project as an open pit gold mine; the ability to deliver 22,064 ounces per month for the 12-month period from July 2025 to June 2026 to satisfy delivery of the total Gold Prepay obligation of 264,768 ounces in full; planned 2025 exploration budgets for Canada, Mali, Namibia, the Philippines and Kazakhstan and other grassroots projects; and the potential payment of future dividends, including the timing and amount of any such dividends, and the expectation that quarterly dividends will be maintained at the same level. All statements in this news release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as "expect", "plan", "anticipate", "project", "target", "potential", "schedule", "forecast", "budget", "estimate", "intend" or "believe" and similar expressions or their negative connotations, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.

Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold's control, including risks associated with or related to: the volatility of metal prices and B2Gold's common shares; changes in tax laws; the dangers inherent in exploration, development and mining activities; the uncertainty of mineral reserve and resource estimates; not achieving production, cost or other estimates; actual production, development plans and costs differing materially from the estimates in B2Gold's feasibility and other studies; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; environmental regulations or hazards and compliance with complex regulations associated with mining activities; climate change and climate change regulations; the ability to replace mineral reserves and identify acquisition opportunities; the unknown liabilities of companies acquired by B2Gold; the ability to successfully integrate new acquisitions; fluctuations in exchange rates; the availability of financing; financing and debt activities, including potential restrictions imposed on B2Gold's operations as a result thereof and the ability to generate sufficient cash flows; operations in foreign and developing countries and the compliance with foreign laws, including those associated with operations in Mali, Namibia, the Philippines and Colombia and including risks related to changes in foreign laws and changing policies related to mining and local ownership requirements or resource nationalization generally; remote operations and the availability of adequate infrastructure; fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks, including local instability or acts of terrorism and the effects thereof; the reliance upon contractors, third parties and joint venture partners; the lack of sole decision-making authority related to Filminera Resources Corporation, which owns the Masbate Gold Project; challenges to title or surface rights; the dependence on key personnel and the ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; community support for B2Gold's operations, including risks related to strikes and the halting of such operations from time to time; conflicts with small scale miners; failures of information systems or information security threats; the ability to maintain adequate internal controls over financial reporting as required by law, including Section 404 of the Sarbanes-Oxley Act; compliance with anti-corruption laws, and sanctions or other similar measures; social media and B2Gold's reputation; as well as other factors identified and as described in more detail under the heading "Risk Factors" in B2Gold's most recent Annual Information Form, B2Gold's current Form 40-F Annual Report and B2Gold's other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the "SEC"), which may be viewed at www.sedarplus.ca and www.sec.gov, respectively (the "Websites"). The list is not exhaustive of the factors that may affect B2Gold's forward-looking statements.

B2Gold's forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to B2Gold's ability to carry on current and future operations, including: development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; B2Gold's ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

B2Gold's forward-looking statements are based on the opinions and estimates of management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. B2Gold does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

The projected range of all-in sustaining costs includes sustaining capital expenditures, corporate administrative expense, mine-site exploration and evaluation costs and reclamation cost accretion, and exclude the effects of expansionary capital and non-sustaining expenditures. Projected GAAP total production cash costs for the full year would require inclusion of the projected impact of future included and excluded items, including items that are not currently determinable, but may be significant, such as sustaining capital expenditures, reclamation cost accretion. Due to the uncertainty of the likelihood, amount and timing of any such items, B2Gold does not have information available to provide a quantitative reconciliation of projected all-in sustaining costs to a total production cash costs projection. B2Gold believes that this measure represents the total costs of producing gold from current operations, and provides B2Gold and other stakeholders of the Company with additional information of B2Gold’s operational performance and ability to generate cash flows. All-in sustaining costs, as a key performance measure, allows B2Gold to assess its ability to support capital expenditures and to sustain future production from the generation of operating cash flows. This information provides management with the ability to more actively manage capital programs and to make more prudent capital investment decisions.

Non-IFRS Measures

This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards ("IFRS"), including "cash operating costs" and "all-in sustaining costs" (or "AISC"). Non-IFRS measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The projected range of AISC is anticipated to be adjusted to include sustaining capital expenditures, corporate administrative expense, mine-site exploration and evaluation costs and reclamation cost accretion and amortization, and exclude the effects of expansionary capital and non-sustaining expenditures. Projected GAAP total production cash costs for the full year would require inclusion of the projected impact of future included and excluded items, including items that are not currently determinable, but may be significant, such as sustaining capital expenditures, reclamation cost accretion and amortization. Due to the uncertainty of the likelihood, amount and timing of any such items, B2Gold does not have information available to provide a quantitative reconciliation of projected AISC to a total production cash costs projection. B2Gold believes that this measure represents the total costs of producing gold from current operations, and provides B2Gold and other stakeholders of the Company with additional information of B2Gold’s operational performance and ability to generate cash flows. AISC, as a key performance measure, allows B2Gold to assess its ability to support capital expenditures and to sustain future production from the generation of operating cash flows. This information provides management with the ability to more actively manage capital programs and to make more prudent capital investment decisions.

The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and should be read in conjunction with B2Gold's consolidated financial statements. Readers should refer to B2Gold's Management Discussion and Analysis, available on the Websites, under the heading "Non-IFRS Measures" for a more detailed discussion of how B2Gold calculates certain such measures and a reconciliation of certain measures to IFRS terms.

Cautionary Statement Regarding Mineral Reserve and Resource Estimates

The disclosure in this news release was prepared in accordance with Canadian standards for the reporting of mineral resource and mineral reserve estimates, which differ in some material respects from the disclosure requirements of United States securities laws. In particular, and without limiting the generality of the foregoing, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “inferred mineral resources,”, “indicated mineral resources,” “measured mineral resources” and “mineral resources” used or referenced in this news release are Canadian mineral disclosure terms as defined in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Definition Standards”). The definitions of these terms, and other mining terms and disclosures, differ from the definitions of such terms, if any, for purposes of the SEC’s disclosure rules for domestic United State issuers. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the MJDS, B2Gold is not required to provide disclosure on its mineral properties under applicable SEC rules and regulations and provides disclosure under NI 43-101 and the CIM Definition Standards. Accordingly, mineral reserve and mineral resource information and other technical information contained in this news release may not be comparable to similar information disclosed by companies subject to the SEC’s reporting and disclosure requirements for domestic United States issuers.

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty of measured, indicated or inferred mineral resources, these mineral resources may never be upgraded to proven and probable mineral reserves. Investors are cautioned not to assume that any part of mineral deposits in these categories will ever be converted into reserves or recovered. In addition, United States investors are cautioned not to assume that any part or all of B2Gold’s measured, indicated or inferred mineral resources constitute or will be converted into mineral reserves or are or will be economically or legally mineable without additional work.

Historical results or feasibility models presented herein are not guarantees or expectations of future performance. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty of measured, indicated or inferred mineral resources, these mineral resources may never be upgraded to proven and probable mineral reserves. Investors are cautioned not to assume that any part of mineral deposits in these categories will ever be converted into reserves or recovered. In addition, United States investors are cautioned not to assume that any part or all of B2Gold’s measured, indicated or inferred mineral resources constitute or will be converted into mineral reserves or are or will be economically or legally mineable without additional work.

B2GOLD CORP. CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE THREE AND SIX MONTHS ENDED JUNE 30 (Expressed in thousands of United States dollars, except per share amounts) (Unaudited)

	For the three months ended June 30, 2025	For the three months ended June 30, 2024	For the six months ended June 30, 2025	For the six months ended June 30, 2024

Gold revenue	$692,206	$492,569	$1,224,313	$954,013

Cost of sales
Production costs	(160,363)	(151,299)	(322,357)	(308,044)
Depreciation and depletion	(102,705)	(95,008)	(192,262)	(185,454)
Royalties and production taxes	(77,701)	(33,089)	(120,507)	(63,116)
Total cost of sales	(340,769)	(279,396)	(635,126)	(556,614)

Gross profit	351,437	213,173	589,187	397,399

General and administrative	(15,783)	(12,968)	(27,585)	(27,106)
Share-based payments	(8,134)	(4,792)	(14,003)	(9,746)
Non-recoverable input taxes	(5,431)	(2,695)	(12,277)	(6,999)
Write-down of mining interests	—	(636)	(5,118)	(636)
Foreign exchange gains (losses)	12,781	(11,356)	19,995	(13,735)
Community relations	(559)	(442)	(1,558)	(931)
Share of net (loss) income of associates	(576)	2,582	178	4,679
Impairment of long-lived assets	—	(215,216)	—	(215,216)
Gain on sale of mining interests	—	48,662	—	48,662
Gain on sale of shares in associate	—	16,822	—	16,822
Other expense	(4,219)	(2,322)	(10,470)	(7,754)
Operating income	329,516	30,812	538,349	185,439

(Losses) gains on derivative instruments	(21,153)	429	(64,472)	704
Change in fair value of gold stream	(21,754)	(8,387)	(52,306)	(19,239)
Interest and financing expense	(4,854)	(7,465)	(10,577)	(17,036)
Interest income	2,913	7,671	6,085	13,126
Gain (loss) on dilution of associate	—	998	—	(8,984)
Other income	1,729	12	2,085	155
Income from operations before taxes	286,397	24,070	419,164	154,165

Current income tax, withholding and other taxes	(160,174)	(96,697)	(246,257)	(158,281)
Deferred income tax recovery	34,530	37,850	50,410	17,820
Net income (loss) for the period	$160,753	$(34,777)	$223,317	$13,704

Attributable to:
Shareholders of the Company	$154,424	$(24,004)	$212,011	$15,747
Non-controlling interests	6,329	(10,773)	11,306	(2,043)
Net income (loss) for the period	$160,753	$(34,777)	$223,317	$13,704

Earnings (loss) per share (attributable to shareholders of the Company)
Basic	$0.12	$(0.02)	$0.16	$0.01
Diluted	$0.10	$(0.02)	$0.14	$0.01

Weighted average number of common shares outstanding (in thousands)
Basic	1,321,740	1,307,176	1,320,074	1,305,183
Diluted	1,477,021	1,307,176	1,473,509	1,308,746

B2GOLD CORP. CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE THREE AND SIX MONTHS ENDED JUNE 30 (Expressed in thousands of United States dollars) (Unaudited)

	For the three months ended June 30, 2025	For the three months ended June 30, 2024	For the six months ended June 30, 2025	For the six months ended June 30, 2024
Operating activities
Net income (loss) for the period	$160,753	$(34,777)	$223,317	$13,704
Mine restoration provisions settled	(607)	(650)	(1,100)	(941)
Non-cash charges, net	140,770	231,149	322,693	384,914
Proceeds from prepaid sales	—	—	—	500,023
Changes in non-cash working capital	28,862	(79,709)	14,022	(57,724)
Changes in long-term inventory	(30,326)	(17,405)	(41,283)	(15,696)
Changes in long-term value added tax receivables	(44,371)	(36,176)	(83,780)	(51,121)
Cash provided by operating activities	255,081	62,432	433,869	773,159

Financing activities
Proceeds from convertible senior unsecured notes, net of financing costs	—	—	445,913	—
Repayment of revolving credit facility	—	—	(400,000)	(150,000)
Equipment loan facility draw downs	3,314	—	12,304	—
Repayment of equipment loan facilities	(4,155)	(3,519)	(8,557)	(5,906)
Interest and commitment fees paid	(1,148)	(1,090)	(4,642)	(4,669)
Cash proceeds from stock option exercises	3,936	1,357	6,167	2,445
Dividends paid	(25,959)	(45,869)	(51,511)	(91,858)
Principal payments on lease arrangements	(8,441)	(1,140)	(11,413)	(2,588)
Distributions to non-controlling interests	(9,435)	(2,708)	(17,617)	(7,288)
Other	(4)	691	(4,271)	962
Cash used by financing activities	(41,892)	(52,278)	(33,627)	(258,902)

Investing activities
Expenditures on mining interests:
Fekola Mine	(53,379)	(53,179)	(117,382)	(133,741)
Masbate Mine	(17,499)	(6,507)	(25,232)	(15,037)
Otjikoto Mine	(4,709)	(11,706)	(8,316)	(25,519)
Goose Mine	(143,484)	(127,704)	(238,296)	(245,155)
Fekola Regional Properties	(5,004)	(4,924)	(8,173)	(9,425)
Gramalote Project	(5,151)	(3,560)	(11,944)	(6,870)
Other exploration	(13,878)	(11,572)	(19,474)	(20,412)
Redemption of short-term investments	22,544	—	22,544	—
Purchase of short-term investments	(4,854)	—	(10,926)	—
Funding of reclamation accounts	(5,027)	(1,676)	(6,448)	(2,705)
Purchase of shares in associate	(4,800)	—	(4,800)	—
Purchase of long-term investments	(1,318)	(6,252)	(3,126)	(6,252)
Cash proceeds on sale of investment in associate	—	100,302	—	100,302
Cash proceeds on sale of long-term investment	—	18,661	—	18,661
Other	117	(295)	55	(1,836)
Cash used by investing activities	(236,442)	(108,412)	(431,518)	(347,989)

(Decrease) increase in cash and cash equivalents	(23,253)	(98,258)	(31,276)	166,268

Effect of exchange rate changes on cash and cash equivalents	1,621	(2,716)	2,796	(6,323)
Cash and cash equivalents, beginning of period	330,123	567,814	336,971	306,895
Cash and cash equivalents, end of period	$308,491	$466,840	$308,491	$466,840

B2GOLD CORP. CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS (Expressed in thousands of United States dollars) (Unaudited)

	As at June 30, 2025	As at December 31, 2024
Assets
Current
Cash and cash equivalents	$308,491	$336,971
Receivables, prepaids and other	44,458	41,059
Value-added and other tax receivables	35,866	46,173
Inventories	561,120	477,586
	949,935	901,789

Long-term investments	128,744	76,717
Value-added tax receivables	315,152	244,147
Mining interests	3,596,702	3,291,435
Investments in associates	96,395	91,417
Long-term inventories	109,174	134,529
Other assets	78,880	73,964
Deferred income taxes	31,386	—
	$5,306,368	$4,813,998
Liabilities
Current
Accounts payable and accrued liabilities	$157,819	$156,352
Current income and other taxes payable	139,040	103,557
Current portion of prepaid gold sales	558,165	272,781
Current portion of long-term debt	31,405	16,419
Current portion of derivative instruments	40,586	1,606
Current portion of gold stream obligation	18,000	6,900
Current portion of mine restoration provisions	6,522	7,170
Other current liabilities	17,509	15,902
	969,046	580,687

Long-term debt	411,482	421,464
Gold stream obligation	200,731	159,525
Prepaid gold sales	—	265,329
Mine restoration provisions	150,851	140,541
Deferred income taxes	182,242	169,738
Derivative instruments	32,218	2,760
Employee benefits obligation	22,151	18,410
Other long-term liabilities	21,104	19,847
	1,989,825	1,778,301
Equity
Shareholders’ equity
Share capital	3,526,873	3,510,271
Contributed surplus	160,468	91,184
Accumulated other comprehensive loss	(60,456)	(102,771)
Retained deficit	(356,943)	(515,619)
	3,269,942	2,983,065
Non-controlling interests	46,601	52,632
	3,316,543	3,035,697
	$5,306,368	$4,813,998

NON-IFRS MEASURES

Cash operating costs per gold ounce sold and total cash costs per gold ounce sold

‘‘Cash operating costs per gold ounce’’ and “total cash costs per gold ounce” are common financial performance measures in the gold mining industry but, as non-IFRS measures, they do not have a standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. Management believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance and ability to generate cash flow. Accordingly, these measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures, along with sales, are considered to be a key indicator of the Company’s ability to generate earnings and cash flow from its mining operations.

Cash cost figures are calculated on a sales basis in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is the accepted standard of reporting cash cost of production in North America. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Other companies may calculate these measures differently. Cash operating costs and total cash costs per gold ounce sold are derived from amounts included in the statement of operations and include post-commercial production mine site operating costs such as mining, processing, smelting, refining, transportation costs, royalties and production taxes, less silver by-product credits. The tables below show a reconciliation of cash operating costs per gold ounce sold and total cash costs per gold ounce sold to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis (dollars in thousands):

	For the three months ended June 30, 2025
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total
	$	$	$	$

Production costs	96,121	34,468	29,774	160,363
Royalties and production taxes	61,557	8,872	7,272	77,701

Total cash costs	157,678	43,340	37,046	238,064

Gold sold (ounces)	115,184	39,900	55,300	210,384

Cash operating costs per ounce ($/ gold ounce sold)	834	864	538	762

Total cash costs per ounce ($/ gold ounce sold)	1,369	1,086	670	1,132

	For the three months ended June 30, 2024
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	81,481	37,602	32,216	151,299	13,221	164,520
Royalties and production taxes	21,655	6,910	4,524	33,089	711	33,800

Total cash costs	103,136	44,512	36,740	184,388	13,932	198,320

Gold sold (ounces)	115,288	46,600	48,340	210,228	8,267	218,495

Cash operating costs per ounce ($/ gold ounce sold)	707	807	666	720	1,599	753

Total cash costs per ounce ($/ gold ounce sold)	895	955	760	877	1,685	908

	For the six months ended June 30, 2025
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total
	$	$	$	$

Production costs	185,146	72,484	64,727	322,357
Royalties and production taxes	91,051	16,250	13,206	120,507

Total cash costs	276,197	88,734	77,933	442,864

Gold sold (ounces)	202,992	84,350	107,040	394,382

Cash operating costs per ounce ($/ gold ounce sold)	912	859	605	817

Total cash costs per ounce ($/ gold ounce sold)	1,361	1,052	728	1,123

	For the six months ended June 30, 2024
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	166,586	80,373	61,085	308,044	25,126	333,170
Royalties and production taxes	42,050	12,300	8,766	63,116	1,565	64,681

Total cash costs	208,636	92,673	69,851	371,160	26,691	397,851

Gold sold (ounces)	239,116	94,300	99,790	433,206	19,644	452,850

Cash operating costs per ounce ($/ gold ounce sold)	697	852	612	711	1,279	736

Total cash costs per ounce ($/ gold ounce sold)	873	983	700	857	1,359	879

Cash operating costs per gold ounce produced

In addition to cash operating costs on a per gold ounce sold basis, the Company also presents cash operating costs on a per gold ounce produced basis. Cash operating costs per gold ounce produced is derived from amounts included in the statement of operations and include post-commercial production mine site operating costs such as mining, processing, smelting, refining, transportation costs, less silver by-product credits. Cash operating costs per gold ounce produced do not include pre-commercial production from the Goose Mine. The tables below show a reconciliation of cash operating costs per gold ounce produced to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis (dollars in thousands):

	For the three months ended June 30, 2025
	Fekola Mine	Masbate Mine	Otjikoto Mine	Goose Mine	Total
	$	$	$	$	$

Production costs	96,121	34,468	29,774	—	160,363
Inventory sales adjustment	4,758	6,151	(846)	1,178	11,241
Pre-commercial production costs	—	—	—	(1,178)	(1,178)

Cash operating costs	100,879	40,619	28,928	—	170,426

Gold produced (ounces)	126,361	50,738	51,663	692	229,454
Less pre-commercial gold production	—	—	—	(692)	(692)

Adjusted gold produced (ounces)	126,361	50,738	51,663	—	228,762

Cash operating costs per ounce ($/ gold ounce produced)	798	801	560		745

	For the three months ended June 30, 2024
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	81,481	37,602	32,216	151,299	13,221	164,520
Inventory sales adjustment	12,097	1,412	168	13,677	—	13,677

Cash operating costs	93,578	39,014	32,384	164,976	13,221	178,197

Gold produced (ounces)	111,583	44,515	48,143	204,241	8,267	212,508

Cash operating costs per ounce ($/ gold ounce produced)	839	876	673	808	1,599	839

	For the six months ended June 30, 2025
	Fekola Mine	Masbate Mine	Otjikoto Mine	Goose Mine	Total
	$	$	$	$	$

Production costs	185,146	72,484	64,727	—	322,357
Inventory sales adjustment	6,294	6,779	(4,592)	1,178	9,659
Pre-commercial production costs	—	—	—	(1,178)	(1,178)

Cash operating costs	191,440	79,263	60,135	—	330,838

Gold produced (ounces)	220,166	97,107	104,241	692	422,206
Less pre-commercial gold production	—	—	—	(692)	(692)

Adjusted gold produced (ounces)	220,166	97,107	104,241	—	421,514

Cash operating costs per ounce ($/ gold ounce produced)	870	816	577		785

	For the six months ended June 30, 2024
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	166,586	80,373	61,085	308,044	25,126	333,170
Inventory sales adjustment	10,175	188	440	10,803	—	10,803

Cash operating costs	176,761	80,561	61,525	318,847	25,126	343,973

Gold produced (ounces)	230,724	94,297	93,559	418,580	19,644	438,224

Cash operating costs per ounce ($/ gold ounce produced)	766	854	658	762	1,279	785

All-in sustaining costs per gold ounce

In June 2013, the World Gold Council, a non-regulatory association of the world’s leading gold mining companies established to promote the use of gold to industry, consumers and investors, provided guidance for the calculation of the measure “all-in sustaining costs per gold ounce”, but as a non-IFRS measure, it does not have a standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. The original World Gold Council standard became effective January 1, 2014 with further updates announced on November 16, 2018 which were effective starting January 1, 2019.

Management believes that the all-in sustaining costs per gold ounce measure provides additional insight into the costs of producing gold by capturing all of the expenditures required for the discovery, development and sustaining of gold production and allows the Company to assess its ability to support capital expenditures to sustain future production from the generation of operating cash flows. Management believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company's performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. The Company has applied the principles of the World Gold Council recommendations and has reported all-in sustaining costs on a sales basis. Other companies may calculate these measures differently.

B2Gold defines all-in sustaining costs per ounce as the sum of post-commercial production cash operating costs, royalties and production taxes, capital expenditures and exploration costs that are sustaining in nature, sustaining lease expenditures, corporate general and administrative costs, share-based payment expenses related to restricted share units/deferred share units/performance share units/restricted phantom units ("RSUs/DSUs/PSUs/RPUs"), community relations expenditures, reclamation liability accretion and realized (gains) losses on fuel derivative contracts, all divided by the total post-commercial production gold ounces sold to arrive at a per ounce figure.

The tables below show a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis for the three months ended June 30, 2025 (dollars in thousands):

	For the three months ended June 30, 2025
	Fekola Mine	Masbate Mine	Otjikoto Mine	Corporate	Total
	$	$	$	$	$

Production costs	96,121	34,468	29,774	—	160,363
Royalties and production taxes	61,557	8,872	7,272	—	77,701
Corporate administration	3,591	541	938	10,713	15,783
Share-based payments – RSUs/DSUs/PSUs/RPUs(1)	15	—	—	4,663	4,678
Community relations	192	79	288	—	559
Reclamation liability accretion	697	335	246	—	1,278
Realized losses on derivative contracts	508	342	59	—	909
Sustaining lease expenditures	(755)	325	2,072	543	2,185
Sustaining capital expenditures(2)	36,308	14,718	4,607	—	55,633
Sustaining mine exploration(2)	—	54	352	—	406

Total all-in sustaining costs	198,234	59,734	45,608	15,919	319,495

Gold sold (ounces)	115,184	39,900	55,300	—	210,384

All-in sustaining cost per ounce ($/ gold ounce sold)	1,721	1,497	825	—	1,519

1) Included as a component of Share-based payments on the Consolidated statement of operations.
(2) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below.

The table below shows a reconciliation of sustaining capital expenditures to operating mine capital expenditures as extracted from the unaudited condensed interim consolidated financial statements for the three months ended June 30, 2025 (dollars in thousands):

	For the three months ended June 30, 2025
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total
	$	$	$	$

Operating mine capital expenditures	53,379	17,499	4,709	75,587
Fekola underground	(17,071)	—	—	(17,071)
Other	—	(2,781)	(102)	(2,883)

Sustaining capital expenditures	36,308	14,718	4,607	55,633

The table below shows a reconciliation of sustaining mine exploration to operating mine exploration as extracted from the unaudited condensed interim consolidated financial statements for the three months ended June 30, 2025 (dollars in thousands):

	For the three months ended June 30, 2025
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total
	$	$	$	$

Operating mine exploration	—	531	2,382	2,913
Regional exploration	—	(477)	(2,030)	(2,507)

Sustaining mine exploration	—	54	352	406

The table below shows a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis for the three months ended June 30, 2024 (dollars in thousands):

	For the three months ended June 30, 2024
	Fekola Mine	Masbate Mine	Otjikoto Mine	Corporate	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$	$

Production costs	81,481	37,602	32,216	—	151,299	13,221	164,520
Royalties and production taxes	21,655	6,910	4,524	—	33,089	711	33,800
Corporate administration	2,548	548	1,406	8,466	12,968	902	13,870
Share-based payments – RSUs/DSUs/PSUs/RPUs(1)	34	—	—	4,023	4,057	—	4,057
Community relations	106	17	319	—	442	—	442
Reclamation liability accretion	458	313	252	—	1,023	—	1,023
Realized gains on derivative contracts	(202)	(108)	—	—	(310)	—	(310)
Sustaining lease expenditures	83	309	236	512	1,140	—	1,140
Sustaining capital expenditures(2)	38,065	6,428	11,605	—	56,098	637	56,735
Sustaining mine exploration(2)	838	864	(76)	—	1,626	—	1,626

Total all-in sustaining costs	145,066	52,883	50,482	13,001	261,432	15,471	276,903

Gold sold (ounces)	115,288	46,600	48,340	—	210,228	8,267	218,495

All-in sustaining cost per ounce ($/ gold ounce sold)	1,258	1,135	1,044	—	1,244	1,871	1,267

(1) Included as a component of Share-based payments on the Consolidated statement of operations.
(2) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below

The table below shows a reconciliation of sustaining capital expenditures to operating mine capital expenditures as extracted from the unaudited condensed interim consolidated financial statements for the three months ended June 30, 2024 (dollars in thousands):

	For the three months ended June 30, 2024
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine capital expenditures	53,179	6,507	11,706	71,392	637	72,029
Fekola underground	(14,772)	—	—	(14,772)	—	(14,772)
Road construction	(342)	—	—	(342)	—	(342)
Land acquisitions	—	(49)	—	(49)	—	(49)
Other	—	(30)	(101)	(131)	—	(131)

Sustaining capital expenditures	38,065	6,428	11,605	56,098	637	56,735

The table below shows a reconciliation of sustaining mine exploration to operating mine exploration as extracted from the unaudited condensed interim consolidated financial statements for the three months ended June 30, 2024 (dollars in thousands):

	For the three months ended June 30, 2024
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine exploration	838	928	1,514	3,280	—	3,280
Regional exploration	—	(64)	(1,590)	(1,654)	—	(1,654)

Sustaining mine exploration	838	864	(76)	1,626	—	1,626

The tables below show a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis for the six months ended June 30, 2025 (dollars in thousands):

	For the six months ended June 30, 2025
	Fekola Mine	Masbate Mine	Otjikoto Mine	Corporate	Total
	$	$	$	$	$

Production costs	185,146	72,484	64,727	—	322,357
Royalties and production taxes	91,051	16,250	13,206	—	120,507
Corporate administration	6,528	1,068	2,287	17,702	27,585
Share-based payments – RSUs/DSUs/PSUs/RPUs(1)	30	—	—	8,201	8,231
Community relations	674	181	703	—	1,558
Reclamation liability accretion	1,312	680	509	—	2,501
Realized losses on derivative contracts	621	381	82	—	1,084
Sustaining lease expenditures	164	641	2,412	970	4,187
Sustaining capital expenditures(2)	82,834	21,580	8,214	—	112,628
Sustaining mine exploration(2)	—	70	845	—	915

Total all-in sustaining costs	368,360	113,335	92,985	26,873	601,553

Gold sold (ounces)	202,992	84,350	107,040	—	394,382

All-in sustaining cost per ounce ($/ gold ounce sold)	1,815	1,344	869	—	1,525

(1) Included as a component of Share-based payments on the Consolidated statement of operations.
(2) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below

The table below shows a reconciliation of sustaining capital expenditures to operating mine capital expenditures as extracted from the unaudited condensed interim consolidated financial statements for the six months ended June 30, 2025 (dollars in thousands):

	For the six months ended June 30, 2025
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total
	$	$	$	$

Operating mine capital expenditures	117,382	25,232	8,316	150,930
Fekola underground	(34,548)	—	—	(34,548)
Other	—	(3,652)	(102)	(3,754)

Sustaining capital expenditures	82,834	21,580	8,214	112,628

The table below shows a reconciliation of sustaining mine exploration to operating mine exploration as extracted from the unaudited condensed interim consolidated financial statements for the six months ended June 30, 2025 (dollars in thousands)

	For the six months ended June 30, 2025
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total
	$	$	$	$

Operating mine exploration	—	951	4,213	5,164
Regional exploration	—	(881)	(3,368)	(4,249)

Sustaining mine exploration	—	70	845	915

The tables below show a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis for the six months ended June 30, 2024 (dollars in thousands):

	For the six months ended June 30, 2024
	Fekola Mine	Masbate Mine	Otjikoto Mine	Corporate	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$	$

Production costs	166,586	80,373	61,085	—	308,044	25,126	333,170
Royalties and production taxes	42,050	12,300	8,766	—	63,116	1,565	64,681
Corporate administration	5,275	1,062	2,886	17,883	27,106	1,463	28,569
Share-based payments – RSUs/DSUs/PSUs/RPUs(1)	67	—	—	8,996	9,063	—	9,063
Community relations	251	30	650	—	931	—	931
Reclamation liability accretion	893	614	490	—	1,997	—	1,997
Realized gains on derivative contracts	(420)	(252)	(31)	—	(703)	—	(703)
Sustaining lease expenditures	167	627	790	1,004	2,588	—	2,588
Sustaining capital expenditures(2)	105,935	14,677	24,503	—	145,115	2,392	147,507
Sustaining mine exploration(2)	2,140	1,598	626	—	4,364	—	4,364

Total all-in sustaining costs	322,944	111,029	99,765	27,883	561,621	30,546	592,167

Gold sold (ounces)	239,116	94,300	99,790	—	433,206	19,644	452,850

All-in sustaining cost per ounce ($/ gold ounce sold)	1,351	1,177	1,000	—	1,296	1,555	1,308

(1) Included as a component of Share-based payments on the Consolidated statement of operations.
(2) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below

The table below shows a reconciliation of sustaining capital expenditures to operating mine capital expenditures as extracted from the unaudited condensed interim consolidated financial statements for the six months ended June 30, 2024 (dollars in thousands):

	For the six months ended June 30, 2024
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine capital expenditures	133,741	15,037	25,519	174,297	2,392	176,689
Fekola underground	(25,876)	—	—	(25,876)	—	(25,876)
Road construction	(1,930)	—	—	(1,930)	—	(1,930)
Land acquisition	—	(120)	—	(120)	—	(120)
Other	—	(240)	(1,016)	(1,256)	—	(1,256)

Sustaining capital expenditures	105,935	14,677	24,503	145,115	2,392	147,507

The table below shows a reconciliation of sustaining mine exploration to operating mine exploration as extracted from the unaudited condensed interim consolidated financial statements for the six months ended June 30, 2024 (dollars in thousands):

	For the six months ended June 30, 2024
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine exploration	2,140	1,749	3,303	7,192	—	7,192
Regional exploration	—	(151)	(2,677)	(2,828)	—	(2,828)

Sustaining mine exploration	2,140	1,598	626	4,364	—	4,364

Adjusted net income and adjusted earnings per share - basic

Adjusted net income and adjusted earnings per share – basic are non-IFRS measures that do not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. The Company defines adjusted net income as net income attributable to shareholders of the Company adjusted for non-recurring items and also significant recurring non-cash items. The Company defines adjusted earnings per share – basic as adjusted net income divided by the basic weighted number of common shares outstanding.

Management believes that the presentation of adjusted net income and adjusted earnings per share - basic is appropriate to provide additional information to investors regarding items that we do not expect to continue at the same level in the future or that management does not believe to be a reflection of the Company's ongoing operating performance. Management further believes that its presentation of these non-IFRS financial measures provide information that is useful to investors because they are important indicators of the strength of our operations and the performance of our core business. Accordingly, it is intended to provide additional information and should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently.

A reconciliation of net income (loss) to adjusted net income as extracted from the unaudited condensed interim consolidated financial statements is set out in the table below:

	Three months ended		Six months ended
	June 30,		June 30,
	2025	2024	2025	2024
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Net income (loss) attributable to shareholders of the Company for the period:	154,424	(24,004)	212,011	15,747

Adjustments for non-recurring and significant recurring non-cash items:
Unrealized losses (gains) on derivative instruments	19,780	(119)	70,655	(1)
Change in fair value of gold stream	21,754	8,387	52,306	19,239
Realized gain on total return swap	—	—	(7,731)	—
Write-down of mining interests	—	636	5,118	636
Impairment of long-lived assets	—	197,141	—	197,141
Gain on sale of mining interests	—	(48,662)	—	(48,662)
Gain on sale of shares in associate	—	(16,822)	—	(16,822)
(Gain) loss on dilution of associate	—	(998)	—	8,984
Deferred income tax recovery	(33,119)	(37,110)	(47,670)	(16,310)

Adjusted net income attributable to shareholders of the Company for the period	162,839	78,449	284,689	159,952

Basic weighted average number of common shares outstanding (in thousands)	1,321,740	1,307,176	1,320,074	1,305,183

Adjusted net earnings attributable to shareholders of the Company per share–basic ($/share)	0.12	0.06	0.22	0.12

For more information on B2Gold please visit the Company website at www.b2gold.com or contact:

Michael McDonald
VP, IR, Corporate Development, & Treasury
+1 604-681-8371
investor@b2gold.com

Cherry DeGeer
Director, Corporate Communications
+1 604-681-8371
investor@b2gold.com